Exhibit 11. Pennsylvania Commerce Bancorp, Inc.
Computation of Net Income Per Share

For the Quarter Ending March 31, 2006
	Income	Shares	Per Share Amount
Basic Earnings Per Share:
Net income	$2,037,000
Preferred stock dividends	(20,000)
Income available to common stockholders	2,017,000	6,053,878	$0.33
Effect of Dilutive Securities:
Stock options		321,984
Diluted Earnings Per Share:
Income available to common stockholders plus assumed conversions	$2,017,000	6,375,862	$0.32

For the Quarter Ending March 31, 2005
	Income	Shares	Per Share Amount
Basic Earnings Per Share:
Net income	$2,461,000
Preferred stock dividends	(20,000)
Income available to common stockholders	2,441,000	5,902,331	$0.41
Effect of Dilutive Securities:
Stock options		416,852
Diluted Earnings Per Share:
Income available to common stockholders plus assumed conversions	$2,441,000	6,319,183	$0.39